SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2014

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	Announcement of 2014 Interim Results, dated August 14, 2014	A-1

2.1	Announcement, dated August 14, 2014	B-1

3.1	Announcement, dated August 14, 2014	C-1

4.1	Closure of Register of Members and Announcement in Relation to the Withholding and Payment of Enterprise Income Tax for Non-Resident Enterprises in Respect of 2014 Interim Dividend, dated August 14, 2014	D-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: August 15, 2014	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 941)

ANNOUNCEMENT OF 2014 INTERIM RESULTS

•	Operating revenue was RMB324.7 billion, up 7.1% , of which, revenue from telecommunications services was RMB297.9 billion, up 4.7%

•	EBITDA was RMB118.3 billion, down 4.4%

•	Profit attributable to equity shareholders was RMB57.7 billion, down 8.5%

•	Total customers exceeded 790 million, up 6.8%

•	Payment of an interim dividend of HK$1.540 per share. The Company’s planned dividend payout ratio for the full year of 2014 is 43%

CHAIRMAN’S STATEMENT

Dear Shareholders:

In the first six months of 2014, having aligned with the development trends of mobile Internet and proactively responded to challenges arising from various factors including the increasingly saturated traditional telecommunications market, fierce competition within the industry, the aggravated substitution effect of Over the Top (OTT) products and the adjustments of the relevant government policies, the Group accelerated strategic transformation, intensified reform and innovation, firmly seized the opportunities for 4G development, endeavored to enhance its capabilities in network, marketing, management and human resources, vigorously promoted its operations of existing customers and business, data traffic and corporate customer services, and enhanced business innovation in digital services. As a result, the Company achieved favorable results in its development. In the first six months of 2014, the initial 4G development has been remarkable with 4G network capabilities being rapidly built up, leading to a rapid growth momentum of 4G customer scale. During the same period, the Company also maintained a solid customer base and continued the rapid development of data traffic services, and achieved stable operation results.

Financial Results

In the first half of 2014, the Group’s operating revenue maintained stable growth and reached RMB324.7 billion, up 7.1% over the same period last year, of which, revenue from telecommunications services was RMB297.9 billion, up 4.7% over the same period last year. Data business had a positive growth momentum with revenue of RMB121.9 billion, up 27.8% over the same period last year, and as a percentage of revenue from telecommunications services increased to 40.9%, of which, revenue from wireless data traffic reached RMB72.0 billion, up 51.8% over the same period last year. The revenue structure was further optimized. The Group reasonably increased its investment in the relevant resources in order to provide better support for the explosive growth in data traffic, in particular to accelerate expansion of 4G business and build up core competitiveness. Meanwhile, policy factors including the transformation from business tax to value-added tax and the adjustments of network interconnection settlement standards resulted in a decrease of profitability, however, the Group continued to lead the industry in terms of profitability. Profit attributable to equity shareholders decreased by 8.5% over the same period last year to RMB57.7 billion, and the margin of profit attributable to equity shareholders was 17.8%. EBITDA decreased by 4.4% over the same period last year to RMB118.3 billion, and EBITDA margin1 was 36.4%. EBITDA was 39.7% of revenue from telecommunications services.

Business Development

Amidst the complex competitive landscape, by adhering to its established strategies, the Group continuously promoted development of the three major drivers of its operations, namely, existing customers and business, data traffic and corporate customer services, as well as development of new businesses, and achieved remarkable results in its transformation development.

The Group maintained a solid customer base. As of the end of June 2014, the Group had over 790 million customers, representing a growth of 23.41 million customers compared with the end of 2013, with a stable retention of middle-to-high-end customers. The Group’s corporate customer business maintained favorable growth momentum with 3.27 million corporate customers in total, while revenue from communication and informationalization services showed rapid growth.

[1]	EBITDA margin = EBITDA/Operating revenue

Our 4G development demonstrated a favorable growth momentum. The Group is the first to launch commercial 4G services in Mainland China after receiving its license in December last year. As of the end of June 2014, our 4G customers had reached 13.94 million. The Group accelerated network construction, built up network capabilities, fully respected customers’ preferences for services and proactively promoted the development of 4G customers through various initiatives including optimizing data traffic tariff, providing convenient and prompt upgrade services and increasingly diversifying 4G terminals. As a result, our 4G customer base showed a favorable momentum of accelerated growth.

The Group achieved notable progress in data traffic operations. Aligned with the booming increase in data traffic demand, we launched various tariff plans with an emphasis on data traffic and has achieved strong business growth. Mobile data traffic increased by 91.4% compared with the same period last year. Revenue from wireless data traffic increased by 51.8% compared with the same period last year, contributing to 24.2% of telecommunications services revenue. Revenue derived from data traffic became a major driver of revenue growth.

We have also benefited from significant increase in terminal sales volume. In the first half of 2014, a total of 120 million TD handsets (including TD-SCDMA and TD-LTE standards) were sold through all distribution channels, such increase accelerated the migration of customers from 2G network to 3G and 4G networks. Terminal sales provided strong support for existing customers and business and data traffic operations, and brought vibrancy to the 4G terminal industry.

By adhering to its mantra of “Customers are our priority, quality service is our principle”, the Group continued to enhance services and improve customer satisfaction. The Group continued to promote customer services mechanism featuring front-end localization and back-end centralization, and focused on protecting customer rights and resolving issues of uninformed service subscriptions to promote transparency in customer consumption. We handled customer complaints in a serious manner focusing on online complaints and took effective blocking and control over spam messages. In the first six months of 2014, the Group maintained the lowest rate of escalated complaints within the industry in Mainland China.

Strategic Transformation

Aligned with the development trends of mobile Internet, the Group embraced the migration of the core telecommunications revenue driver from voice to data traffic and then to digital services, accelerated capabilities distribution and strategic transformation and made efforts to promote its development transition from voice to data traffic operation, from mobile communications services to innovative full-services and from communications services to digital services.

The Group deepened the development of Four-Network Coordination, continued to strengthen network capability in general and accelerated the transition from voice-centric to data- centric operations. We endeavored to promote 4G network construction and optimization aiming to construct a premier quality network. Currently, we have put in use 410,000 base stations covering more than 300 cities, and built up the world’s largest 4G network. We will further accelerate network construction to achieve continuous coverage in almost all cities and county-level cities as well as effective network coverage in key villages and towns in Mainland China by the end of this year, and endeavour to carry out trial commercialization of VoLTE, consolidating our first-mover advantage in 4G services. We capitalized on our existing resources and capacity of our 3G network to enhance customer experience and strengthen customer relationships. We continued our efforts in 2G network maintenance preserving our advantages in voice quality and network efficiencies. We also maximised the network efficiency and traffic diversion of WLAN in order to meet traffic demand.

Through deepening the development of Four-Network Coordination, the Group further consolidated its advantage in wireless network, maintained its leading position in voice quality and continuously optimized the network traffic structure. Currently, 3G/4G data traffic has reached 44% of the total mobile data traffic.

The Group strengthened the accumulation of infrastructure resources and continuously improved fundamental network capabilities. Our accessibility of corporate customer IP-VPN lines and introduction of Internet content were significantly enhanced. By the end of June 2014, the Internet traffic on-net rate reached 91%, and the mobile phone on-net hits rate reached 75%. Adhering to our established principles of high standards, product differentiation and focus on investment returns, we provided the foundation and support for the transition from mobile services to innovative full-services by improving our transmission network capabilities, accelerating public Internet construction, and effectively developing broadband access that leverages our 4G advantages.

Persisting with the policy of “smart pipes, open platform, featured services, friendly interface”, and consolidating the advantages of a traditional operator and the features of mobile Internet, the Group proactively prepared for the establishment of a mobile Internet company to develop mobile Internet services, leveraging its advantages in resources, scale and capabilities. In the first six months of 2014, we consolidated five integrated product platforms targeting different customers, namely, “and-Communication”, “and-Life”, “and-Entertainment”, “and-Family”, and “and-Business”, and endeavored to establish an integrated communications system featuring new calls, new messages and new contacts, to promote the transformation from developing communications business to digital services.

Reform and Innovation

We strengthened our efforts in reform and promoted entrepreneurship and innovation. Adhering to the principles of centralized management, operational specialization, market-oriented mechanisms, the building of a flat organization and the standardization of processes, we constructed new infrastructure and developed products and services for specialized operations in order to enable our organizational structure to support both the development of our existing business and the achievement of sustainable growth in future.

We achieved notable progress in specialized operations. With respect to terminals, we significantly reduced the costs in distribution channels, increasingly diversified terminal models and launched the M811 mobile phone under our own brand featuring five modes and ten frequencies at a price of RMB1,000, effectively setting a trend for the industry. With respect to corporate customer operations, we launched products under our own brand including pre-installed automobile module, innovated cooperation modes and steadily improved our products capability and operation efficiency. With respect to international business, we fully implemented our “RMB1/2/3” international voice roaming plans, expanded the coverage of our “RMB3/6/9” international data roaming scheme to 80 major countries and regions. In the meantime, we also made great efforts to develop our 4G international roaming services.

We effectively promoted centralized management and significantly improved centralized procurement. The centralized management of our sales outlets was extended to cover 244 cities. Our online mobile mall was fully supported throughout the whole network. In the meantime, our centralized infrastructure including data centers, call centers, research and development centers, China Mobile South Base and the five regional logistics centers were further utilized.

We accelerated our innovative development. We reformed our traditional geographically divided and voice-centric business model, accelerated our business transformation, development of digital service products, channel transformation and marketing innovation, and continued to improve and refine our management. We optimized resource allocation and utilization, intensified cost management and control to reduce costs and increase efficiency and achieved favorable results in innovative development.

Corporate Governance

Abiding by corporate governance principles of integrity, transparency, openness and efficiency, the Company strived to achieve best corporate governance practices by strictly following the requirements under the Listing Rules. In 2014, in response to internal and external operating environments as well as regulatory requirements, the Company focused on risk management and continued to improve the risk and internal control system, enhanced risk predictions and the effects of risk management and control, and promoted the integration of internal control and business processes. We continued to improve our legal risk management system and strengthened legal support for our innovative development and organizational reform. We further enhanced our system of internal audit and internal control by continuing to audit and monitor tenders, procurement and decision-making mechanisms in order to prevent and control the significant risks arising from business operations and development as well as non-compliant conduct in key operational areas. At the same time, the Group also paid great attention to development efficiency and benefits, promoted the improvement of management system and the optimization of mechanisms and procedures in order to ensure the proper operation of our businesses.

Investment and Acquisition

On 9 June 2014, the Company agreed to, through its wholly-owned subsidiary, subscribe for shares in True Corporation Public Company Limited (“True Corporation”) in Thailand through a private placement for a total consideration of approximately RMB5.5 billion. Upon completion of the transaction, the Company will indirectly hold 18% equity interest in True Corporation.

On 11 July 2014, the Company and two other communications operators jointly agreed to establish China Communications Facilities Services Corporation Limited (“CCFSCL”). The Company, through its wholly-owned subsidiary, subscribed for shares in CCFSCL which represents 40.0% of its registered capital for a total consideration of RMB4.0 billion. The establishment of CCFSCL will benefit the Company by reducing its overall investment scale and saving capital expenses.

Corporate Social Responsibility

The Group attaches great importance to corporate social responsibility and has actively contributed to the provision of emergency communication services, network and information safety, energy saving and emissions reduction, and social welfare support. In the first six months of 2014, we deepened our benchmarking management based on the Dow Jones Sustainability Indices, and further optimized environment management and improved our performance in supply chain responsibilities while maintaining favorable performance in electromagnetic radiation management and customer privacy protection. We further deepened the “Green Action Plan” focusing on energy conservation and emission reduction, and aimed to realize a reduction in overall energy consumption per unit of information flow by 13.5% in 2014. Through our China Mobile Charity Foundation, we carried out philanthropic activities such as poverty alleviation and education support. By the end of June 2014, we had cumulatively sponsored surgeries for 1,692 children in poverty with congenital heart disease and continued to sponsor the training of secondary and elementary school principals in central and western rural China. Jointly with the PRC Ministry of Education, we also organized presentations on multi-media teaching applications.

Awards and Recognition

Our efforts have been widely recognized and praised. In 2014, our ranking in Forbes Magazine’s “Global 2000” List improved to 28th and once again, we were listed among the “FT Global 500”, ranking 25th. The China Mobile brand was named one of the “BRANDZTM Top 100 Most Powerful Brands” by Millward Brown and Financial Times for the ninth consecutive year, ranking 15th globally. In the first half of 2014, Moody’s and Standard & Poor’s kept our corporate credit ratings equivalent to China’s sovereign credit ratings, which are Aa3/Outlook Stable and AA-/Outlook Stable, respectively.

Dividends

In view of the Group’s operating results in the first half of 2014, and taking into consideration its long-term sustainable development, the Board declared an interim dividend of HK$1.540 per share in accordance with the dividend payout ratio planned for the full financial year of 2014.

The Board believes that the Company’s industry-leading profitability and healthy cash flow generating capability will be able to provide sufficient support to its future development, while providing shareholders with a favorable return.

Future Outlook

In 2014, the Chinese government has set the general direction for steady domestic economic growth and improvement, and encourages the development of strategic emerging industry sectors and information consumption, providing us with a broad development prospect. The commercialization and rapid development of 4G has provided the Company with a rare opportunity to reshape its advantages. In the meantime, with the commencement of trial operations of hybrid LTE (TD/FDD) network, the communications operators have entered into a new phase of 4G competition, and market competition will become fiercer. The substitution effect on the traditional telecommunications business by OTT business will be aggravated, and the effects of adjustments in government policies on the Company will start to become evident. Accordingly, the Company will face relatively high pressure in its short-term growth.

Facing both opportunities and challenges, the Company will focus on the strategic vision of Mobile Changes Life. Amid an ever expanding digital services market, the Company will embrace the migration trend of core telecommunications revenue driver from voice to data traffic and then to digital services, proactively develop digital services based on the solid foundation of its core resources to become a trustworthy digital services expert. We will further accelerate our strategic transformation, deepen our Four-Network Coordination, promote full- services operation and foster mobile Internet development. We will strengthen our reform efforts, build up new infrastructure system, end-to-end product services system and multi products-oriented marketing services system. The Company will endeavor to accelerate 4G development, continue to optimize network construction, accelerate customer development and business innovation, and maintain and create new competitive advantages in the 4G era in order to promote the sustainable and steady development of the Company.

We will look for appropriate external investment opportunities in an active but cautious manner, and strive to broaden our presence in the market to support our transformation and development.

We will persevere as always and strive to create value for investors.

Xi Guohua

Chairman

14 August 2014, Hong Kong

GROUP RESULTS

China Mobile Limited (the “Company”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2014 extracted from the unaudited condensed consolidated interim financial information of the Group as set out in its 2014 Interim Report.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the six months ended 30 June 2014

(Expressed in Renminbi (“RMB”))

		Six months ended 30 June
		2014	2013
	Note	Million	Million

Operating revenue (Turnover)	4
Revenue from telecommunications services		297,910	284,671
Revenue from sales of products and others		26,771	18,433

		324,681	303,104
Operating expenses
Leased lines		10,235	8,857
Interconnection		12,116	12,833
Depreciation		55,868	52,223
Personnel		18,115	16,534
Selling expenses		44,700	40,625
Cost of products sold		40,523	30,601
Other operating expenses		80,770	70,007

		262,327	231,680
Profit from operations		62,354	71,424
Non-operating net income		332	387
Interest income		7,870	7,324
Finance costs		(114)	(167)
Share of profit of associates		3,966	3,308

Profit before taxation		74,408	82,276
Taxation	5	(16,619)	(19,095)

PROFIT FOR THE PERIOD		57,789	63,181

Other comprehensive (loss)/income for the period that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of overseas entities		(100)	(67)
Share of other comprehensive income of associates		718	16

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		58,407	63,130

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

for the six months ended 30 June 2014

(Expressed in RMB)

			Six months ended 30 June
			2014	2013
	Note		Million	Million

Profit attributable to:
Equity shareholders of the Company			57,742	63,128
Non-controlling interests			47	53

PROFIT FOR THE PERIOD			57,789	63,181

Total comprehensive income attributable to:
Equity shareholders of the Company			58,360	63,078
Non-controlling interests			47	52

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD			58,407	63,130

Earnings per share – Basic	7	(a)	RMB2.86	RMB3.14

Earnings per share – Diluted	7	(b)	RMB2.83	RMB3.10

EBITDA (RMB million)[1]			118,265	123,687

Details of dividends to equity shareholders of the Company are set out in note 6.

[1]

The Company defines EBITDA as profit for the period before taxation, share of profit of associates, finance costs, interest income, non-operating net income, depreciation and amortization of other intangible assets.

UNAUDITED CONSOLIDATED BALANCE SHEET

as at 30 June 2014

(Expressed in RMB)

		As at 30 June 2014	As at 31 December 2013
	Note	Million	Million

Non-current assets
Property, plant and equipment		493,952	479,227
Construction in progress		97,322	85,000
Land lease prepayments and other prepayments		22,764	19,735
Goodwill		36,894	36,894
Other intangible assets		819	1,063
Interest in associates		56,149	53,940
Deferred tax assets		22,387	17,401
Restricted bank deposits		7,767	6,816
Other financial assets		127	127

		738,181	700,203

Current assets
Inventories		8,660	9,152
Accounts receivable	8	16,072	13,907
Other receivables		12,560	11,649
Prepayments and other current assets		12,874	11,832
Amount due from ultimate holding company		146	94
Tax recoverable		302	647
Bank deposits		381,464	374,977
Cash and cash equivalents		73,907	44,931

		505,985	467,189

Current liabilities
Accounts payable	9	176,474	173,157
Bills payable		1,360	1,360
Deferred revenue		67,524	61,789
Accrued expenses and other payables		155,606	125,811
Amount due to ultimate holding company		14	22
Obligations under finance leases		68	68
Current taxation		9,252	8,706

		410,298	370,913

Net current assets		95,687	96,276

Total assets less current liabilities carried forward		833,868	796,479

UNAUDITED CONSOLIDATED BALANCE SHEET (CONTINUED)

as at 30 June 2014

(Expressed in RMB)

	Note	As at 30 June 2014 Million	As at 31 December 2013 Million

Total assets less current liabilities brought forward		833,868	796,479

Non-current liabilities
Interest-bearing borrowings		(4,991)	(4,989)
Deferred revenue, excluding current portion		(675)	(662)
Deferred tax liabilities		(106)	(104)

		(5,772)	(5,755)

NET ASSETS		828,096	790,724

CAPITAL AND RESERVES
Share capital	10	396,334	2,142
Reserves	10	429,774	786,631

Total equity attributable to equity shareholders of the Company		826,108	788,773
Non-controlling interests		1,988	1,951

TOTAL EQUITY		828,096	790,724

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(Expressed in RMB unless otherwise indicated)

1	BASIS OF PREPARATION

The unaudited condensed consolidated interim financial information for the six months ended 30 June 2014 has been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim financial reporting”, issued by the International Accounting Standards Board (“IASB”). IAS 34 is consistent with Hong Kong Accounting Standard (“HKAS”) 34, “Interim financial reporting”, issued by HKICPA and accordingly this unaudited condensed consolidated interim financial information is also prepared in accordance with HKAS 34.

The preparation of the unaudited condensed consolidated interim financial information in conformity with IAS/HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-to-date basis. Actual results may differ from these estimates.

The unaudited condensed consolidated interim financial information should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2013. The Group’s policies on financial risk management were set out in the financial statements included in the Company’s 2013 Annual Report and there have been no significant changes in the financial risk management policies for the six months ended 30 June 2014.

The Group’s unaudited consolidated interim financial information contains explanations of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the annual financial statements for the year ended 31 December 2013. The unaudited condensed consolidated interim financial information does not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) or Hong Kong Financial Reporting Standards (“HKFRSs”).

The Group’s condensed consolidated interim financial information is unaudited, but has been reviewed by the Company’s Audit Committee. The condensed consolidated interim financial information has also been reviewed by the Company’s independent auditor, PricewaterhouseCoopers (“PwC”), in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). PwC’s unmodified independent review report to the board of directors is included in the interim report to be sent to shareholders.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

2	SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the accounting policies applied in the preparation of this unaudited condensed consolidated interim financial information are consistent with those used in the preparation of the annual financial statements for the year ended 31 December 2013.

The following new and amended standards are mandatory for the first time for the financial year beginning 1 January 2014 and are applicable for the Group:

Amendment to IAS/HKAS 32, “Financial Instruments: Presentation”

IFRIC/HK(IFRIC) – Int 21, “Levies”

The adoption of the above new and amended standards did not have any significant impact on the Group’s unaudited condensed consolidated interim financial information.

In addition, the IASB and HKICPA also published a number of new standards and amendments to standards which are effective for the financial year beginning after 1 January 2014 and have not been early adopted by the Group. Management is assessing the impact of such new standards and amendments to standards and will adopt the relevant standards and amendments to standards in the subsequent periods as required.

3	SEGMENT REPORTING

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) in order to allocate resource and assess performance of the segment. The CODM has been identified as the Executive Directors of the Company. For the periods presented, the Group as a whole is an operating segment since the Group is only engaged in mobile telecommunications and related businesses. No geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China. The Group’s assets located and operating revenue derived from activities outside Mainland China are less than 5% of the Group’s assets and operating revenue, respectively.

4	OPERATING REVENUE (TURNOVER)

	Six months ended 30 June
	2014	2013
	Million	Million

Revenue from telecommunications services
Voice services	165,778	175,072
Data services	121,913	95,388
Others	10,219	14,211

	297,910	284,671

Revenue from sales of products and others	26,771	18,433

	324,681	303,104

On 29 April 2014, a notification (“Cai Shui [2014] No. 43”) was jointly issued by the Ministry of Finance and the State Administration of Taxation of the People’s Republic of China, and as approved by the State Council of the People’s Republic of China, the telecommunications industry would be included in the scope of the pilot program for the transformation from business tax to value-added tax (the “VAT Program”) from 1 June 2014. According to the Cai Shui [2014] No. 43, the value-added tax rates for the provision of basic telecommunications services and value-added telecommunications services are 11% and 6%, respectively. With the implementation of the VAT Program from 1 June 2014, the Group is not required to pay the business tax of 3% on the telecommunications services.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

5	TAXATION

			Six months ended 30 June
			2014	2013
	Note		Million	Million

Current tax
Provision for Hong Kong profits tax on the estimated assessable profits for the period	(i	)	108	94
Provision for the PRC enterprise income tax on the estimated taxable profits for the period	(ii	)	21,495	23,280

			21,603	23,374

Deferred tax
Origination and reversal of temporary differences	(iii	)	(4,984)	(4,279)

			16,619	19,095

Notes:

(i)	The provision for Hong Kong profits tax is calculated at 16.5% of the estimated assessable profits for the six months ended 30 June 2014 (for the six months ended 30 June 2013: 16.5%).
(ii)	The provision for the PRC enterprise income tax is based on the statutory rate of 25% on the estimated taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the six months ended 30 June 2014 (for the six months ended 30 June 2013: 25%). Certain subsidiaries of the Company enjoy the preferential tax rate of 15% (for the six months ended 30 June 2013: 15%).
(iii)	Deferred taxes of the Group are recognized based on tax rates that are expected to apply to the periods when the temporary differences are realized or settled.
(iv)	On 22 April 2009, the State Administration of Taxation of the People’s Republic of China issued the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” (“2009 Notice”). The Company is qualified as a PRC offshore-registered resident enterprise for purposes of the 2009 Notice. In accordance with the 2009 Notice and the PRC enterprise income tax law, the dividend income of the Company from its subsidiaries in the PRC is exempt from PRC enterprise income tax.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

6	DIVIDENDS

(a)	Dividends attributable to the period

	Six months ended 30 June
	2014	2013
	Million	Million

Ordinary interim dividend declared after the balance sheet date of HK$1.540 (equivalent to approximately RMB1.222) (2013: HK$1.696 (equivalent to approximately RMB1.351)) per share	24,879	27,156

The 2014 ordinary interim dividend which is declared in Hong Kong dollar is translated into RMB at the rate HK$1=RMB0.79375, being the rate announced by the State Administration of Foreign Exchange in the PRC on 30 June 2014. As the ordinary interim dividend is declared after the balance sheet date, such dividend is not recognized as liability as at 30 June 2014.

In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend when it is distributed to non-resident enterprise shareholders whose names appeared on the Company’s register of members, as of the record date for such dividend, and who were not individuals.

(b)	Dividends attributable to the previous financial year, approved and paid during the period

	Six months ended 30 June
	2014	2013
	Million	Million

Ordinary final dividend in respect of the previous financial year, approved and paid during the period, of HK$1.615 (equivalent to approximately RMB1.270) (2013: HK$1.778(equivalent to approximately RMB1.442)) per share	26,044	28,460

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

7	EARNINGS PER SHARE

(a)	Basic earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2014 is based on the profit attributable to equity shareholders of the Company of RMB57,742,000,000 (for the six months ended 30 June 2013: RMB63,128,000,000) and the weighted average number of 20,209,536,890 shares (for the six months ended 30 June 2013: 20,100,659,184 shares) in issue during the six months ended 30 June 2014.

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the six months ended 30 June 2014 is based on the profit attributable to equity shareholders of the Company of RMB57,742,000,000 (for the six months ended 30 June 2013: RMB63,128,000,000) and the weighted average number of 20,368,640,154 shares (for the six months ended 30 June 2013: 20,343,371,214 shares), calculated as follows:

Weighted average number of shares (diluted)

	Six months ended 30 June
	2014	2013
	Number of	Number of
	shares	shares

Weighted average number of shares (basic)	20,209,536,890	20,100,659,184
Dilutive equivalent shares arising from share options	159,103,264	242,712,030

Weighted average number of shares (diluted)	20,368,640,154	20,343,371,214

8	ACCOUNTS RECEIVABLE

Aging analysis of accounts receivable, net of allowance for impairment loss for doubtful accounts is as follows:

	As at	As at
	30 June	31 December
	2014	2013
	Million	Million

Within 30 days	8,885	8,316
31-60 days	2,491	2,137
61-90 days	1,308	1,149
Over 90 days	3,388	2,305

	16,072	13,907

Accounts receivable primarily comprise receivables from customers and telecommunications operators. Accounts receivable from the provision of telecommunications services to customers are mainly due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further telecommunications services can be provided. The increase of accounts receivable over 90 days is mainly due to receivables arising from other telecommunications operators and certain corporate customers that are within credit periods.

Accounts receivable are expected to be recovered within one year.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

9	ACCOUNTS PAYABLE

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable is as follows:

	As at	As at
	30 June	31 December
	2014	2013
	Million	Million

Due within 1 month or on demand	143,023	140,397
Due after 1 month but within 3 months	12,943	13,449
Due after 3 months but within 6 months	7,115	6,492
Due after 6 months but within 9 months	5,235	5,294
Due after 9 months but within 12 months	8,158	7,525

	176,474	173,157

All of the accounts payable are expected to be settled within one year or are repayable on demand.

10	SHARE CAPITAL

Under the new Hong Kong Companies Ordinance which commenced operation on 3 March 2014, the concept of authorised share capital no longer exists and the Company’s shares no longer have a par or nominal value. There is no impact on the number of shares in issue or the relative entitlement of any of the members as a result of this transition.

In addition, in accordance with the transitional provisions set out in section 37 of Schedule 11 to the new Hong Kong Companies Ordinance, on 3 March 2014, any amount standing to the credit of the share premium account has become part of the Company’s share capital.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the six months ended 30 June 2014, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The Audit Committee reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters, including the review of the unaudited interim financial information for the six months ended 30 June 2014.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CORPORATE GOVERNANCE CODE

For the six months ended 30 June 2014, the Company complied with all the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), except that the Company and its directors (including independent non-executive directors) have not entered into any service contract with a specified term. All directors are subject to retirement by rotation and re-election at our AGMs every three years.

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. All directors have confirmed, following enquiry by the Company, that they had complied with the required standard set out in the Model Code throughout the period from 1 January 2014 to 30 June 2014.

CLOSURE OF REGISTER OF MEMBERS

The Board declared an interim dividend for the six months ended 30 June 2014 of HK$1.540 per share (before withholding and payment of PRC enterprise income tax) (the “2014 Interim Dividend”) to the shareholders of the Company.

The register of members of the Company will be closed from Monday, 8 September 2014 to Thursday, 11 September 2014 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the 2014 Interim Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30p.m. on Friday, 5 September 2014. The 2014 Interim Dividend will be paid on or about Monday, 29 September 2014 to those shareholders on the register of members on Thursday, 11 September 2014 (the “Record Date”).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON- RESIDENT ENTERPRISES IN RESPECT OF 2014 INTERIM DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2014 Interim Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2014 Interim Dividend after deducting enterprise income tax of 10 per cent. The Company will not withhold and pay the income tax in respect of the 2014 Interim Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the People’s Republic of China (the “PRC”) or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled at or before 4:30 p.m. on Friday, 5 September 2014.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward- looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND THE COMPANY

The 2014 Interim Report will be despatched to shareholders as well as made available on the HKExnews website of The Stock Exchange of Hong Kong Limited at http://www.hkexnews.hk and the website of the Company at http://www.chinamobileltd.com.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia and Mr. Liu Aili as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

Exhibit 2.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 941)

OPERATION DATA ON 4G CUSTOMERS

The Board of Directors (the “Board”) of China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) is pleased to announce that according to the Group’s internal operation data, the number of 4G customers of the Group increased significantly from 13.943 million as of 30 June 2014 to 20.437 million as of 31 July 2014.

Further operation data of the Company is set out as follows:

	Total customers	Net additional customers for the month	Cumulative net additional customers for the year of 2014	3G customers	4G customers
	’000	’000	’000	’000	’000

As of 30 June 2014	790,614	3,319	23,408	238,518	13,943

As of 31 July 2014	793,573	2,959	26,367	240,903	20,437

The Board wishes to remind investors that the above operation data are unaudited. Investors are cautioned not to unduly rely on such operation data. In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
China Mobile Limited
Xi Guohua
Chairman

Hong Kong, 14 August 2014

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia and Mr. Liu Aili as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

B-1

Exhibit 3.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

INCREASE OF ANNUAL CAPS FOR CONTINUING CONNECTED TRANSACTIONS

AND

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

Increase of Annual Caps for the 2014–2016 Telecommunications Services Agreement for the Three Years ending 31 December 2014, 31 December 2015 and 31 December 2016

The annual caps for the charges payable by the Group to CMCC and its subsidiaries under the 2014–2016 Telecommunications Services Agreement for the three years ending 31 December 2014, 31 December 2015 and 31 December 2016 are RMB5,000 million (equivalent to approximately HK$6,283 million), RMB6,000 million (equivalent to approximately HK$7,539 million) and RMB7,000 million (approximately HK$8,796 million), respectively. Since CMCC was approved by the Ministry of Industry and Information Technology of the PRC in December 2013 to authorize the Company to operate the fixed-line telecommunications business, the Company has strengthened its cooperation with CMCC’s subsidiary, TieTong, in order to achieve business synergies. As a result, the scope of maintenance services undertaken by TieTong has been expanding. Therefore, the amount of telecommunications services charges payable by the Group to CMCC and its subsidiaries will increase. Accordingly, the Board concluded on 14 August 2014 that the annual caps for the three years ending 31 December 2014, 31 December 2015 and 31 December 2016 in respect of the 2014–2016 Telecommunications Services Agreement will not be sufficient and decided that the annual caps for the three years ending 31 December 2014, 31 December 2015 and 31 December 2016 in respect of the 2014–2016 Telecommunications Services Agreement shall increase to RMB7,000 million (equivalent to approximately HK$8,796 million), RMB8,000 million (equivalent to approximately HK$10,053 million) and RMB9,000 million (equivalent to approximately HK$11,309 million), respectively.

Renewal of Continuing Connected Transactions

The Board announces that on 14 August 2014:

(i)	the Company and CMCC agreed to renew the Telecommunications Services Cooperation Agreement according to its terms for a term of one year commencing on 1 January 2015;

(ii)	the Company and CMCC agreed to renew the Network Capacity Leasing Agreement according to its terms for a term of one year commencing on 1 January 2015;

(iii)	the Company, CMCC and TieTong agreed to renew the Tripartite Agreement according to its terms for a term of one year commencing on 1 January 2015; and

(iv)	the Company and CMCC agreed to renew the Network Assets Leasing Agreement according to its terms for a term of one year commencing on 1 January 2015.

Annual caps for the transactions contemplated under the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed), the Tripartite Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) for the year ending 31 December 2015 are set out as follow:

For the year ending 31 December 2015

Telecommunications Services Cooperation Agreement (as renewed) – charges payable by the Company for the services to be provided by CMCC and its subsidiaries	RMB7,000 million (equivalent to approximately HK$8,796 million)

Telecommunications Services Cooperation Agreement (as renewed) – charges receivable by the Company for the services to be provided to CMCC and its subsidiaries	RMB1,700 million (equivalent to approximately HK$2,136 million)

Network Capacity Leasing Agreement (as renewed) – leasing fees payable by the Company to CMCC	RMB10,000 million (equivalent to approximately HK$12,566 million)

Tripartite Agreement (as renewed) – settlement charges payable by the Company to TieTong	RMB800 million (equivalent to approximately HK$1,005 million)

Network Assets Leasing Agreement (as renewed) – leasing fees payable by the Company to CMCC and its subsidiaries	RMB15,000 million (equivalent to approximately HK$18,849 million)

Listing Rules Implications

CMCC is the ultimate controlling shareholder of the Company and hence a connected person of the Company. As TieTong is a wholly-owned subsidiary of CMCC, TieTong is also a connected person of the Company. Accordingly, the transactions contemplated under the 2014–2016 Telecommunications Services Agreement, the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed), the Tripartite Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) constitute continuing connected transactions for the Company under Rule 14A.25 of the Listing Rules.

Since each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the annual caps (as adjusted) for the amounts payable by the Company under the 2014–2016 Telecommunications Services Agreement, and in respect of the annual caps for the amounts payable or receivable by the Company under the Telecommunications Services Cooperation Agreement (as renewed), and for the amounts payable by the Company under each of the Network Capacity Leasing Agreement (as renewed), the Tripartite Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) is, on an annual basis, above 0.1% but below 5%, each of the transactions contemplated thereunder is classified as a continuing connected transaction under Rule 14A.76(2) of the Listing Rules and is only subject to the reporting, annual review and announcement requirements set out in the Listing Rules but is exempt from the independent shareholders’ approval requirement under the Listing Rules. Details of the 2014–2016 Telecommunications Services Agreement, the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed), the Tripartite Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) will be included in the annual report and accounts of the Company in accordance with Rules 14A.49, 14A.71 and 14A.72 of the Listing Rules.

Reference is made to the announcement dated 15 August 2013 of the Company where the Company announced, among others, that (i) the Company and CMCC entered into the 2014–2016 Telecommunications Services Agreement with a term of three years commencing on 1 January 2014, (ii) the Company and CMCC agreed to renew the Telecommunications Services Cooperation Agreement according to its terms for a term of one year commencing on 1 January 2014, (iii) the Company and CMCC agreed to renew the Network Capacity Leasing Agreement according to its terms for a term of one year commencing on 1 January 2014, (iv) the Company, CMCC and TieTong agreed to renew the Tripartite Agreement according to its terms for a term of one year commencing on 1 January 2014, and (v) the Company and CMCC agreed to renew the Network Assets Leasing Agreement according to its terms for a term of one year commencing on 1 January 2014, and the relevant annual caps for the transactions under the 2014–2016 Telecommunications Services Agreement for the three years ending 31 December 2014, 31 December 2015 and 31 December 2016, and the transactions under the Telecommunications Services Cooperation Agreement, the Network Capacity Leasing Agreement, the Tripartite Agreement and the Network Assets Leasing Agreement for the year ending 31 December 2014. Reference is also made to the announcement dated 4 December 2013 of the Company where the Company announced, among others, that on 4 December 2013 the Ministry of Industry and Information Technology of the PRC granted to CMCC the permission to operate LTE/fourth generation digital mobile telecommunications (TD-LTE) business, as well as the approval for CMCC to authorize the Company to operate the fixed-line telecommunications business.

INCREASE OF ANNUAL CAPS FOR THE 2014–2016 TELECOMMUNICATIONS SERVICES AGREEMENT FOR THE THREE YEARS ENDING 31 DECEMBER 2014, 31 DECEMBER 2015 AND 31 DECEMBER 2016

Pursuant to the 2014–2016 Telecommunications Services Agreement, the subsidiaries of the Company provide telecommunications services to CMCC and its subsidiaries and also receive telecommunications services from CMCC and its subsidiaries. Telecommunications services provided under the 2014–2016 Telecommunications Services Agreement include (i) telecommunications project planning, design and construction services; (ii) telecommunications line and pipeline construction services; (iii) telecommunications line maintenance services; and (iv) installation and maintenance services in respect of transmission towers. In addition, subsidiaries of the Company will provide transmission towers and spare parts to subsidiaries of CMCC.

The annual caps for the charges payable by the Group to CMCC and its subsidiaries under the 2014–2016 Telecommunications Services Agreement for the three years ending 31 December 2014, 31 December 2015 and 31 December 2016 are RMB5,000 million (equivalent to approximately HK$6,283 million), RMB6,000 million (equivalent to approximately HK$7,539 million) and RMB7,000 million (approximately HK$8,796 million), respectively. Since CMCC was approved by the Ministry of Industry and Information Technology of the PRC in December 2013 to authorize the Company to operate the fixed-line telecommunications business, the Company has strengthened its cooperation with CMCC’s subsidiary, TieTong, in order to achieve business synergies. As a result, the scope of maintenance services undertaken by TieTong has been expanding. Therefore, the amount of telecommunications services charges payable by the Group to CMCC and its subsidiaries will increase. Accordingly, the Board concluded on 14 August 2014 that the annual caps for the three years ending 31 December 2014, 31 December 2015 and 31 December 2016 in respect of the 2014–2016 Telecommunications Services Agreement will not be sufficient and decided that the annual caps for the three years ending 31 December 2014, 31 December 2015 and 31 December 2016 in respect of the 2014–2016 Telecommunications Services Agreement shall increase to RMB7,000 million (equivalent to approximately HK$8,796 million), RMB8,000 million (equivalent to approximately HK$10,053 million) and RMB9,000 million (equivalent to approximately HK$11,309 million), respectively.

As of the date of this announcement, the total telecommunications services charge paid by the Group under the 2014–2016 Telecommunications Services Agreement has not exceeded the annual cap stated in the announcement of the Company dated 15 August 2013.

Save for the increase in the annual caps for the 2014–2016 Telecommunications Services Agreement for the three years ending 31 December 2014, 31 December 2015 and 31 December 2016, the terms and conditions of the 2014–2016 Telecommunications Services Agreement remain unchanged.

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

As the Telecommunications Services Cooperation Agreement, the Network Capacity Leasing Agreement, the Tripartite Agreement and the Network Assets Leasing Agreement will expire on 31 December 2014 and the Group intends to continue carrying out the various transactions contemplated under such agreements in the ordinary and usual course of business of the Group, the Board announces that on 14 August 2014:

(i)	the Company and CMCC agreed to renew the Telecommunications Services Cooperation Agreement according to its terms for a term of one year commencing on 1 January 2015;

(ii)	the Company and CMCC agreed to renew the Network Capacity Leasing Agreement according to its terms for a term of one year commencing on 1 January 2015;

(iii)	the Company, CMCC and TieTong agreed to renew the Tripartite Agreement according to its terms for a term of one year commencing on 1 January 2015; and

(iv)	the Company and CMCC agreed to renew the Network Assets Leasing Agreement according to its terms for a term of one year commencing on 1 January 2015.

Each of the transactions contemplated under the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed), the Tripartite Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) involves the provision of goods and/or services which is carried out on a continuing or recurring basis in the ordinary and usual course of business of the Company and constitutes a continuing connected transaction under the Listing Rules.

Renewal of the Telecommunications Services Cooperation Agreement

In order to better position the Group in the changing landscape of the telecommunications industry in China and to enable the Group to meet the subscribers’ demand for one-stop shop telecommunications services, the Company and CMCC entered into the Telecommunications Services Cooperation Agreement on 6 November 2009, pursuant to which the Company and its subsidiaries on the one hand and CMCC and its subsidiaries on the other will provide subscriber development services to each other by utilising their respective existing sales channels and resources, such as sales outlets, Internet sales network, sales personnel and local sales units, and will cooperate in the provision of basic telecommunications services and value-added telecommunications services to subscribers of the other party, with a view to achieving integrated development of mobile telecommunications and fixed-line telecommunications services and enjoying the synergies created by complementing the services provided by the Company and CMCC and their respective subsidiaries. The initial term of the Telecommunications Services Cooperation Agreement expired on 31 December 2010. The Telecommunications Services Cooperation Agreement provides that upon expiry of its term, the agreement may be renewed for further terms of one year automatically if the parties so wish. The Company and CMCC agreed to renew the Telecommunications Services Cooperation Agreement on 21 December 2010, 6 December 2011, 12 December 2012 and 15 August 2013 for a term of one year commencing on 1 January 2011, 1 January 2012, 1 January 2013 and 1 January 2014, respectively. In view of the expiry of the Telecommunications Services Cooperation Agreement on 31 December 2014, the parties have again agreed to renew the Telecommunications Services Cooperation Agreement on 14 August 2014 for a term of one year commencing on 1 January 2015.

Agency Services

Pursuant to the Telecommunications Services Cooperation Agreement, each party shall provide subscriber development services to the other party, including but not limited to installation and maintenance services, sales services, tariff collection services, business enquiries and other customer services to subscribers of the other party by utilising its existing sales channels and resources, such as sales outlets, Internet sales network, sales personnel and local sales units (collectively, the “Agency Services”).

The service fees payable by the Company and CMCC shall be determined with reference to market prices after taking into consideration the actual volume of Agency Services provided by the other party and performance indicators such as total sales being recognised and additional number of subscribers acquired as a result of the provision of Agency Services by the other party. In view of the landscape of the telecommunications industry in China, the number of industry players which provide or demand the Agency Services are limited. In determining the market prices for the Agency Services, the Company takes into account the service fees payable by the Company and CMCC to other industry players as well as the services fees receivable by the Company and CMCC from other industry players. The service fees payable by the Company and CMCC shall, from the Company’s perspective, be no less favourable than the service fees charged to other industry players, being independent third parties, for the same Agency Services provided to such independent third parties.

Business Cooperation

In addition, pursuant to the Telecommunications Services Cooperation Agreement, the Company and CMCC and their respective subsidiaries shall cooperate in the provision of basic telecommunications services (such as fixed-line phone services, fixed-line IDD phone services, IP phone-to-phone calls services, 2G GSM and 3G TD-SCDMA mobile telecommunications services) (the “Basic Telecommunications Services”) and value-added telecommunications services (such as paging services, data transmission services, voice mailbox services and network connection services) (the “Value-Added Telecommunications Services”), to subscribers of the other party by integrating and bundling its Basic Telecommunications Services and Value-Added Telecommunications Services with the services of the other party and providing necessary number and licence resources support to the other party, so as to enable the other party to offer a complete telecommunications solution to its subscribers.

The charges under the Telecommunications Services Cooperation Agreement are payable on a monthly basis in cash. The charges payable by the Company and CMCC are determined with reference to the following pricing principles after taking into account the actual volume of Basic Telecommunications Services and Value-Added Telecommunications Services provided by them and the resources and investment contributed by them:

•	the government fixed price;

•	where there is no government fixed price but a government guidance price exists, the government guidance price;

•	where there is neither a government fixed price nor a government guidance price, the market price; or

•	where none of the above is applicable, the price to be agreed between the parties and determined on a cost-plus basis.

Currently, there are no government fixed price or government guidance price for the Basic Telecommunications Services or the Value-Added Telecommunications Services. Accordingly, the charges payable by the Company and CMCC under the Telecommunications Services Cooperation Agreement for these services are determined with reference to the market price. In view of the landscape of the telecommunications industry in China, the number of industry players which provide or demand the Basic Telecommunications Services or the Value- Added Telecommunications Services are limited. In determining the market prices for the Basic Telecommunications Services and the Value-Added Telecommunications Services, the Company takes into account the charges payable by the Company and CMCC to other industry players and the charges receivable by the Company and CMCC from other industry players. Such charges payable by the Company and CMCC shall, from the Company’s perspective, be no less favourable than the charges charged to other industry players, being independent third parties, for the same Basic Telecommunications Services or Value-Added Telecommunications Services.

The annual caps for the charges payable by the Company for the services provided by CMCC and its subsidiaries under the Telecommunications Services Cooperation Agreement for the two years ended 31 December 2012, 31 December 2013 and the year ending 31 December 2014 are RMB2,500 million (equivalent to approximately HK$3,141 million), RMB4,000 million (equivalent to approximately HK$5,026 million) and RMB5,000 million (equivalent to approximately HK$6,283 million), respectively. For the two years ended 31 December 2012 and 31 December 2013, the charges payable by the Company for the services provided by CMCC and its subsidiaries under the Telecommunications Services Cooperation Agreement were RMB1,936 million (equivalent to approximately HK$2,433 million) and RMB2,232 million (equivalent to approximately HK$2,805 million), respectively. Based on the Group’s unaudited management accounts, the fees payable by the Company for the services provided by CMCC and its subsidiaries under the Telecommunications Services Cooperation Agreement for the six months ended 30 June 2014 amounted to approximately RMB1,258 million (equivalent to approximately HK$1,581 million).

The annual caps for the charges receivable by the Company for services provided to CMCC and its subsidiaries under the Telecommunications Services Cooperation Agreement for the two years ended 31 December 2012 and 31 December 2013 and for the year ending 31 December 2014 are RMB900 million (equivalent to approximately HK$1,131 million), RMB1,000 million (equivalent to approximately HK$1,257 million) and RMB1,200 million (equivalent to approximately HK$1,508 million), respectively. For the two years ended 31 December 2012 and 31 December 2013, the charges received by the Company for the services provided to CMCC and its subsidiaries under the Telecommunications Services Cooperation Agreement amounted to RMB341 million (equivalent to approximately HK$428 million) and RMB494 million (equivalent to approximately HK$621 million), respectively. Based on the Group’s unaudited management accounts, the fees receivable by the Company for the services provided to CMCC and its subsidiaries under the Telecommunications Services Cooperation Agreement for the six months ended 30 June 2014 amounted to approximately RMB264 million (equivalent to approximately HK$332 million).

In order to address the full-service business competitive landscape in the telecommunications market in China, the Group and CMCC and its subsidiaries will need to better utilise each other’s telecommunications licence and business brand resources to develop synergies in sales and marketing and further expand market share through promotion of business- bundling and joint marketing. Accordingly, it is expected that the total amount of charges payable by the Company for services to be provided by CMCC and its subsidiaries under the Telecommunications Services Cooperation Agreement (as renewed) for the year ending 31 December 2015 will increase relatively substantially. At the same time, the Group’s revenue from telecommunications services is primarily derived from dedicated lines business and through the efforts of the Company in recent years, the revenue from dedicated lines business has maintained a stable growth momentum. Therefore, it is expected that the total charges payable by the Company for services to be provided by CMCC and its subsidiaries under the Telecommunications Services Cooperation Agreement (as renewed) for the year ending 31 December 2015 will not exceed RMB7,000 million (equivalent to approximately HK$8,796 million) and the total charges receivable by the Company for the services to be provided to CMCC and its subsidiaries under the Telecommunications Services Cooperation Agreement (as renewed) for the year ending 31 December 2015 will not exceed RMB1,700 million (equivalent to approximately HK$2,136 million). Accordingly, such amounts are set as the annual caps for the charges payable and receivable by the Company, respectively, under the Telecommunications Services Cooperation Agreement (as renewed) for the year ending 31 December 2015.

Renewal of the Network Capacity Leasing Agreement

For the operation of the TD-SCDMA business and to better utilise the resources of CMCC, the Company entered into the Network Capacity Leasing Agreement with CMCC on 29 December 2008. The term of the Network Capacity Leasing Agreement was one year effective from 1 January 2009, and unless the parties agree otherwise, upon expiry of the term, the Network Capacity Leasing Agreement shall automatically be renewed for further terms of one year. As a result of the Company actively developing and promoting the TD-SCDMA business, the Company and CMCC had agreed to renew the Network Capacity Leasing Agreement on 6 November 2009, 21 December 2010, 6 December 2011, 12 December 2012 and 15 August 2013 for a term of one year commencing on 1 January 2010, 1 January 2011, 1 January 2012, 1 January 2013 and 1 January 2014, respectively. In view of the expiry of the Network Capacity Leasing Agreement on 31 December 2014, the parties have again agreed to renew the Network Capacity Leasing Agreement on 14 August 2014 for a further term of one year commencing on 1 January 2015.

Pursuant to the Network Capacity Leasing Agreement, the Company and its subsidiaries lease the TD-SCDMA network capacity (the “TD Network Capacity”) from CMCC and pay leasing fees (the “Capacity Leasing Fees”) to CMCC.

The Capacity Leasing Fees are payable on a monthly basis in cash. The Capacity Leasing Fees payable by the Company under the Network Capacity Leasing Agreement are determined on a basis that reflects the Group’s actual usage of CMCC’s TD Network Capacity and to compensate CMCC for the costs of such network capacity. The Capacity Leasing Fees shall be calculated using the following formula:

Capacity Leasing Fees = the costs of the related assets of the TD Network Capacity of CMCC during the period x the average usage of the TD-SCDMA network during the period;

The costs of the related assets of the TD Network Capacity of CMCC during the period = charges including the depreciation and amortisation charges of the TD network assets that are recorded as fixed assets or intangible assets of CMCC which have been realised into network capacity during the period; and

The average usage of the TD-SCDMA network during the period is calculated with reference to general practice for network construction and leasing and is based on the average actual usage of the base resource units of the TD-SCDMA network at peak hours by the subsidiaries.

The annual caps for the transactions contemplated under the Network Capacity Leasing Agreement for the two years ended 31 December 2012 and 31 December 2013 and for the year ending 31 December 2014 are RMB3,500 million (equivalent to approximately HK$4,398 million), RMB6,000 million (equivalent to approximately HK$7,539 million) and RMB8,500 million (equivalent to approximately HK$10,681 million), respectively. For the two years ended 31 December 2012 and 31 December 2013, the Capacity Leasing Fees paid by the Company to CMCC were RMB2,477 million (equivalent to approximately HK$3,113 million) and RMB3,876 million (equivalent to approximately HK$4,871 million), respectively. Based on the Group’s unaudited management accounts, the Capacity Leasing Fees payable by the Company to CMCC for the six months ended 30 June 2014 amounted to approximately RMB2,382 million (equivalent to approximately HK$2,993 million).

Due to the growth of TD-SCDMA terminals and number of subscribers of the TD-SCDMA business, it is expected that the usage of the TD-SCDMA network will continue to maintain a robust growth momentum. Accordingly, it is expected that the amount of Capacity Leasing Fees payable by the Company to CMCC under the Network Capacity Leasing Agreement (as renewed) will increase. Based on the formula for calculating the Capacity Leasing Fees, any increase in the average usage of the TD-SCDMA network will in turn result in an increase in the Capacity Leasing Fees payable by the Company to CMCC under the Network Capacity Leasing Agreement (as renewed).

Based on the existing scale of the TD-SCDMA network, the expected development of the TD-SCDMA business and the anticipated usage of the TD-SCDMA network, the amount of Capacity Leasing Fees payable by the Company to CMCC under the Network Capacity Leasing Agreement (as renewed) for the year ending 31 December 2015 is expected not to exceed RMB10,000 million (equivalent to approximately HK$12,566 million). Accordingly, this amount is set as the annual cap for the transactions contemplated under the Network Capacity Leasing Agreement (as renewed) for the year ending 31 December 2015.

Renewal of the Tripartite Agreement

The Company entered into the Tripartite Agreement with CMCC and TieTong on 13 November 2008, pursuant to which the rights and obligations of CMCC under a series of interconnection settlement agreements entered into between CMCC and TieTong from January 2002 to December 2007 were transferred to the Company. Such interconnection settlement agreements regulate the interconnection of the networks of CMCC and TieTong and the settlement of charges for various telecommunications services, including IP phone calls, long distance calls, international telephone service and dial-up service. The initial term of the Tripartite Agreement expired on 31 December 2009, and pursuant to the terms thereof unless the parties agree otherwise, upon the expiry of the term, the Tripartite Agreement shall automatically be renewed for further terms of one year. The Company, CMCC and TieTong agreed to renew the Tripartite Agreement on 6 November 2009, 21 December 2010, 6 December 2011, 12 December 2012 and 15 August 2013 for a term of one year commencing on 1 January 2010, 1 January 2011, 1 January 2012, 1 January 2013 and 1 January 2014, respectively. In view of the expiry of the Tripartite Agreement on 31 December 2014, the parties have again agreed to renew the Tripartite Agreement on 14 August 2014 for a further term of one year commencing on 1 January 2015.

Settlement payments are made on a monthly basis in cash. Details of the interconnection settlement arrangements between the Company and TieTong under the Tripartite Agreement are set out below:

(i)	For local network calls and long distance calls between GSM mobile call subscribers of the Company and trunk call subscribers of TieTong, the calling party makes a settlement payment to the called party at the rate of RMB0.06 per minute;

(ii)	For IP phone inter-network calls, TieTong makes a settlement payment to the Company at the rate of RMB0.06 per minute;

(iii)	For calls from subscribers of the Company to 102199 voice mailbox or 10261/10262 Call Centre of TieTong, the Company makes a settlement payment to TieTong at the rate of RMB0.06 per minute;

(iv)	For the use of TieTong’s debit cards by subscribers of the Company and the use of certain specific numbers (such as 17995 and 17996) by the subscribers of TieTong to make calls to the subscribers of the Company, TieTong makes a settlement payment to the Company at the rate of RMB0.06 per minute;

(v)	In respect of IDD call service, 197 long distance call service and 197300 debit card call service, TieTong makes a settlement payment to the Company at the rate of RMB0.06 per minute.

The settlement charges receivable by the Company from TieTong under the Tripartite Agreement for the two years ended 31 December 2012 and 31 December 2013 were RMB253 million (equivalent to approximately HK$318 million) and RMB241 million (equivalent to approximately HK$303 million), respectively. The settlement charges received are below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules. Based on the Group’s unaudited management accounts, the settlement charges receivable by the Company from TieTong under the Tripartite Agreement for the six months ended 30 June 2014 was approximately RMB111 million (equivalent to approximately HK$139 million) and it is expected that the settlement charges receivable by the Company from TieTong under the Tripartite Agreement for the year ending 31 December 2014 will be below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules. Based on the historical level of the settlement payments made by TieTong to the Company, the aggregate amount of settlement charges receivable by the Company from TieTong under the Tripartite Agreement (as renewed) for the year ending 31 December 2015 is expected to be below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules.

The annual caps for the settlement charges payable by the Company to TieTong under the Tripartite Agreement for the two years ended 31 December 2012 and 31 December 2013 and for the year ending 31 December 2014 are RMB700 million (equivalent to approximately HK$880 million), RMB700 million (equivalent to approximately HK$880 million) and RMB800 million (equivalent to approximately HK$1,005 million), respectively. For the two years ended 31 December 2012 and 31 December 2013, the settlement charges paid by the Company to TieTong under the Tripartite Agreement was RMB472 million (equivalent to approximately HK$593 million) and RMB500 million (equivalent to approximately HK$628 million), respectively. Based on the Group’s unaudited management accounts, the aggregate settlement charges payable by the Company under the Tripartite Agreement for the six months ended 30 June 2014 was approximately RMB221 million (equivalent to approximately HK$278 million).

As the Company’s business continue to grow and the overall subscriber numbers and business volume grow in a steady pace, it is expected that the amount of interconnection settlement from the Company to TieTong will increase moderately. The settlement charges payable by the Company to TieTong under the Tripartite Agreement (as renewed) for the year ending 31 December 2015 is expected not to exceed RMB800 million (equivalent to approximately HK$1,005 million). Accordingly, this amount is set as the annual cap for the transactions contemplated under the Tripartite Agreement (as renewed) for the year ending 31 December 2015.

Renewal of the Network Assets Leasing Agreement

In order to better position the Group in the changing landscape of the telecommunications industry in China and to enable the Group to meet the subscribers’ demand for one-stop shop telecommunications services, the Company entered into the Network Assets Leasing Agreement with CMCC on 18 August 2011, pursuant to which the Company and its subsidiaries on the one hand and CMCC and its subsidiaries on the other will lease their respective telecommunications network operation assets (the “Network Assets”) to each other in return for a leasing fee (the “Assets Leasing Fees”). By utilising the Network Assets of CMCC and its subsidiaries, the Company intends to offer its subscribers a complete telecommunications solution. The initial term of the Network Assets Leasing Agreement expired on 31 December 2011, and pursuant to the terms thereof unless the parties agree otherwise, upon expiry of the term, the Network Assets Leasing Agreement shall automatically be renewed for further terms of one year. The Company and CMCC agreed to renew the Network Assets Leasing Agreement on 6 December 2011, 12 December 2012 and 15 August 2013 for a term of one year commencing on 1 January 2012, 1 January 2013 and 1 January 2014, respectively. In view of the expiry of the Network Assets Leasing Agreement on 31 December 2014, the parties have again agreed to renew the Network Assets Leasing Agreement on 14 August 2014 for a term of one year commencing on 1 January 2015.

The Network Assets include, among others, access network, transmission network, machinery rooms and equipment. The parties to the Network Assets Leasing Agreement have the right to adjust the scope of the Network Assets leased under the Network Assets Leasing Agreement to suit their respective business needs.

The Assets Leasing Fees are payable on a monthly basis in cash. The Assets Leasing Fees shall be determined with reference to the prevailing market rates. In view of the landscape of the telecommunications industry in China, the number of industry players which own and operate Network Assets are limited. In determining the market rates for the Assets Leasing Fees, the Company takes into account the charges payable by the Company and CMCC to other industry players as well as the charges receivable by the Company and CMCC from other industry players. The Assets Leasing Fees payable by the Company to CMCC shall not be more than the leasing fees charged to other industry players, being independent third parties, for same kinds of Network Assets.

The Assets Leasing Fees received by the Group from CMCC and its subsidiaries under the Network Assets Leasing Agreement for the two years ended 31 December 2012 and 31 December 2013 were RMB109 million (equivalent to approximately HK$137 million) and RMB109 million (equivalent to approximately HK$137 million), respectively, which is below 0.1% of each of the applicable ratios set out in Rule 14.07 of the Listing Rules. Based on the Group’s unaudited management accounts, the Assets Leasing Fees receivable by the Group from CMCC and its subsidiaries under the Network Assets Leasing Agreement for the six months ended 30 June 2014 was approximately RMB82 million (equivalent to approximately HK$103 million), and the amount of Assets Leasing Fees receivable from CMCC and its subsidiaries for the year ending 31 December 2014 is expected to be below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules. The amount of Assets Leasing Fees receivable by the Group from CMCC and its subsidiaries under the Network Assets Leasing Agreement (as renewed) for the year ending 31 December 2015 is also expected to be below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules.

The annual caps for the Assets Leasing Fees payable by the Group to CMCC and its subsidiaries under the Network Assets Leasing Agreement (as adjusted) for the two years ended 31 December 2012 and 31 December 2013 and for the year ending 31 December 2014 are RMB3,500 million (equivalent to approximately HK$4,398 million), RMB13,000 million (equivalent to approximately HK$16,336 million) and RMB14,600 million (equivalent to approximately HK$18,346 million), respectively. For the two years ended 31 December 2012 and 31 December 2013, the Assets Leasing Fees paid by the Group to CMCC and its subsidiaries under the Network Assets Leasing Agreement were RMB2,950 million (equivalent to approximately HK$3,707 million) and RMB9,837 million (equivalent to approximately HK$12,361 million), respectively. Based on the Group’s unaudited management accounts, the Assets Leasing Fees payable by the Group to CMCC and its subsidiaries for the six months ended 30 June 2014 amounted to approximately RMB5,382 million (equivalent to approximately HK$6,763 million).

In order to satisfy the Company’s business demand, the Company will continue to lease Network Assets from CMCC and its subsidiaries and the scale of the Network Assets leased will increase moderately, resulting in a mild increase in the Assets Leasing Fees payable by the Group. The Assets Leasing Fees payable by the Group under the Network Assets Leasing Agreement (as renewed) for the lease of Network Assets for the year ending 31 December 2015 are expected not to exceed RMB15,000 million (equivalent to approximately HK$18,849 million). Accordingly, this amount is set as the annual cap for the Assets Leasing Fees payable by the Group to CMCC and its subsidiaries under the Network Assets Leasing Agreement (as renewed) for the year ending 31 December 2015.

LISTING RULES IMPLICATIONS

CMCC is the ultimate controlling shareholder of the Company and hence a connected person of the Company. As TieTong is a wholly-owned subsidiary of CMCC, TieTong is also a connected person of the Company. Accordingly, the transactions contemplated under the 2014–2016 Telecommunications Services Agreement, the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed), the Tripartite Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) constitute continuing connected transactions for the Company under Rule 14A.25 of the Listing Rules.

Since each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the annual caps (as adjusted) for the amounts payable by the Company under the 2014–2016 Telecommunications Services Agreement, and in respect of the annual caps for the amounts payable or receivable by the Company under the Telecommunications Services Cooperation Agreement (as renewed), and for the amounts payable by the Company under each of the Network Capacity Leasing Agreement (as renewed), the Tripartite Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) is, on an annual basis, above 0.1% but below 5%, each of the transactions contemplated thereunder is classified as a continuing connected transaction under Rule 14A.76(2) of the Listing Rules and is only subject to the reporting, annual review and announcements requirement set out in the Listing Rules but is exempt from the independent shareholders’ approval requirement under the Listing Rules. Details of the 2014–2016 Telecommunications Services Agreement, the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed), the Tripartite Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) will be included in the annual report and accounts of the Company in accordance with Rules 14A.49, 14A.71 and 14A.72 of the Listing Rules.

The Group had no other prior transactions with CMCC or TieTong (as the case may be) and their respective associates which required aggregation with the 2014–2016 Telecommunications Services Agreement, the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed), the Tripartite Agreement (as renewed) or the Network Assets Leasing Agreement (as renewed) under Rule 14A.81 of the Listing Rules.

As all the executive Directors also hold executive positions at CMCC, all the executive Directors abstained from voting on the board resolution approving the increase of annual caps for the 2014–2016 Telecommunications Services Agreement, and on the board resolution approving the transactions under the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed), the Tripartite Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed).

The Directors (including independent non-executive Directors but excluding the Directors who abstained from voting) of the Company are of the view that the revised annual caps for the 2014–2016 Telecommunications Services Agreement for the three years ending 31 December 2014, 31 December 2015 and 31 December 2016 are fair and reasonable and are in the interests of the Company and the Company’s shareholders as a whole. The Directors (including independent non-executive Directors but excluding the Directors who abstained from voting) of the Company are also of the view that the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed), the Tripartite Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) were entered into after arm’s length negotiation between the Company, CMCC and TieTong (as the case may be) and in the ordinary and usual course of business of the Group, reflect normal commercial terms and are in the interests of the shareholders of the Company and the Company as a whole, and the terms as well as the proposed annual caps for the transactions thereunder are fair and reasonable.

GENERAL INFORMATION

CMCC is a State-owned company established under the laws of the PRC and the ultimate controlling shareholder of the Company holding indirectly approximately 73.16% of the total issued and outstanding share capital of the Company. Through the Group, CMCC is the leading provider of mobile telecommunications services in the PRC.

TieTong is a fixed-line telecommunications operator in China.

The Group is the leading mobile services provider in China, which operates nationwide mobile telecommunications networks in all thirty-one provinces, autonomous regions and directly- administered municipalities in Mainland China and in Hong Kong. The Company is an investment holding company.

This announcement contains translations between Renminbi and Hong Kong dollars at RMB0.79581 = HK$1.00. The translations are not representations that the Renminbi and Hong Kong dollar amounts could actually be converted at such rate, if at all.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“2014–2016 Telecommunications Services Agreement”	the 2014–2016 telecommunications services agreement dated 15 August 2013 and entered into between the Company and CMCC

“Board”	the board of Directors of the Company

“CMCC”	China Mobile Communications Corporation, a state-owned enterprise established under the laws of the PRC, the ultimate controlling shareholder of the Company

“Company”	China Mobile Limited, a company incorporated in Hong Kong whose shares are listed on the Stock Exchange and American Depositary Shares are listed on the New York Stock Exchange

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Network Assets Leasing Agreement”	the telecommunications network operation assets leasing agreement dated 18 August 2011 and entered into between the Company and CMCC, as renewed from time to time

“Network Capacity Leasing Agreement”	the TD-SCDMA network capacity leasing agreement dated 29 December 2008 and entered into between the Company and CMCC, as renewed from time to time

“PRC” or “China”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Telecommunications Services Cooperation Agreement”	the telecommunications services cooperation agreement dated 6 November 2009 and entered into between the Company and CMCC, as renewed from time to time

“TieTong”	China TieTong Telecommunications Corporation, a company incorporated in the PRC and a wholly-owned subsidiary of CMCC

“Tripartite Agreement”	the tripartite agreement dated 13 November 2008 and entered into between the Company, CMCC and TieTong, as renewed from time to time

“%”	per cent.

By Order of the Board
China Mobile Limited
Xi Guohua
Chairman

Hong Kong, 14 August 2014

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

Exhibit 4.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 941)

CLOSURE OF REGISTER OF MEMBERS

AND

ANNOUNCEMENT IN RELATION TO THE WITHHOLDING AND

PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT

ENTERPRISES IN RESPECT OF 2014 INTERIM DIVIDEND

Reference is made to the 2014 interim results announcement of China Mobile Limited (the “Company”) published on 14 August 2014. The board of directors of the Company (the “Board”) declared an interim dividend for the six months ended 30 June 2014 of HK$1.540 per share (before withholding and payment of PRC enterprise income tax) (the “2014 Interim Dividend”) to the shareholders of the Company.

Notice is hereby given that the register of members of the Company will be closed from Monday, 8 September 2014 to Thursday, 11 September 2014 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the 2014 Interim Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 5 September 2014. The 2014 Interim Dividend will be paid on or about Monday, 29 September 2014 to those shareholders on the register of members on Thursday, 11 September 2014 (the “Record Date”). This announcement constitutes a notice pursuant to section 632 of the Companies Ordinance (Chapter 622 of Laws of Hong Kong).

D-1

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2014 Interim Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2014 Interim Dividend after deducting enterprise income tax of 10 per cent. The Company will not withhold and pay the income tax in respect of the 2014 Interim Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled at or before 4:30 p.m. on Friday, 5 September 2014.

Investors should read this announcement carefully. If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

By Order of the Board
China Mobile Limited
Wong Wai Lan, Grace
Company Secretary

Hong Kong, 14 August 2014

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia and Mr. Liu Aili as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

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